Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Onyx Acquisition Co. I on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated July 30, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Onyx Acquisition Co. I as of February 19, 2021 and for the period from February 2, 2021 (inception) through February 19, 2021 appearing in the Registration Statement on Form S-1, as filed (File No. 333-260110) of Onyx Acquisition Co. I.

/s/ Marcum LLP

Hartford, CT

November 2, 2021